Exhibit 99.1

ANNOUNCEMENT

ESTIMATED PROFIT INCREASE FOR THE FIRST QUARTER OF 2021

This announcement is made by the Company pursuant to the provisions of inside information under Part XIVA of the SFO and Rule 13.09(2) of the Listing Rules.

Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the first quarter of 2021 will increase by a range between approximately RMB9,400 million and RMB12,818 million as compared to the same period of 2020 (representing an increase of approximately 55% to 75%). The Company’s preliminary financial estimates for the first quarter of 2021 contained in this announcement are not audited. Detailed financial information of the Company for the first quarter of 2021 will be disclosed in the Company’s 2021 first quarter report.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to the provisions of inside information under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”) and Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

I.	Estimated results during this period

1.	Estimated results period: 1 January 2021 to 31 March 2021

2.

Estimated results: Based on the Company’s preliminary estimates, it is estimated that the net profit attributable to equity holders of the Company for the first quarter of 2021 will increase by a range between approximately RMB9,400 million and RMB12,818 million as compared to the same period of 2020 (representing an increase of approximately 55% to 75%). It is estimated that the net profit attributable to equity holders of the Company after deducting non-recurring items for the first quarter of 2021 will increase by a range between approximately RMB9,416 million and RMB12,840 million as compared to the same period of 2020 (representing an increase of approximately 55% to 75%).

3.	The estimated results have not been audited.

II.	Results for the same period of 2020 (unaudited)

1.	Net profit attributable to equity holders of the Company: RMB17,090 million;

Net profit attributable to equity holders of the Company after deducting non-recurring items: RMB17,120 million

2.	Earnings per share (basic and diluted): RMB0.60

III.	Main reasons for the estimated increase in results

The estimated increase in the results for the first quarter of 2021 is mainly attributable to the impact of investment income. The Company constantly optimized its investment management system and strengthened its capability of asset allocation and professional investment in specific products. In the first quarter of 2021, the Company well managed strategic allocation and tactical operations based on market conditions, enriched fixed-income investment products, actively managed the equity exposure and achieved a significant increase in investment income.

IV.	Risk warning

There are no material uncertain factors of the Company that might affect the accuracy of its estimated results for the first quarter of 2021.

V.	Other information

The Board of Directors of the Company wishes to remind shareholders and investors that the above estimated results for the first quarter of 2021 contained in this announcement are based on the Company’s preliminary estimates, which are subject to the Company’s further examination and are not audited. If the Company’s future estimates of the results of the first quarter of 2021 differ materially from the above estimates, the Company will provide updates on a timely basis. Detailed financial information of the Company for the first quarter of 2021 will be disclosed in the Company’s 2021 first quarter report.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 21 April 2021

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

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